

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

H. William Willoughby
President
C.R.I., Inc.
11200 Rockville Pike
Rockville, MD 20852

> **Re:** **Capital Realty Investors-III Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2010**
> **File No. 000-11962**

Dear Mr. Willoughby:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Accounting Branch Chief